UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

May 14, 2003
Date of Report (Date of earliest event reported)

ACXIOM CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	0-13163	71-0581897
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Information Way, P.O. Box 8180, Little Rock, Arkansas	72203-8180
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: 501-342-1000

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

       (c)   Exhibits

          99.1   Press Release dated May 14, 2003

ITEM 9. REGULATION FD DISCLOSURE.

       See Item 12. Results of Operations and Financial Condition.

ITEM 12. RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

On May 14, 2003, Acxiom Corporation (the "Company") issued a press release reporting its revenue and earnings for the fourth quarter and fiscal year ended March 31, 2003. The press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

The Company's press release and other communications from time to time include certain non-GAAP financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the Company's financial statements. The attached press release utilizes measures of earnings per share before giving effect to certain write-offs that were taken during the relevant periods and measures of free cash flow.

The Company's management believes that the presentation of earnings per share (before write-offs) provides useful information regarding the Company's financial performance and earnings potential by calculating and quantifying the effect of certain write-offs on earnings per share calculated in accordance with GAAP and gives investors insight into the profitability of the Company's operating business. Management also believes that the presentation of the non-GAAP financial measure is consistent with its past practice, as well as industry practice in general, and will enable investors and analysts to compare current non-GAAP measures with non-GAAP measures presented in prior periods.

Free cash flow is defined as operating cash flow less cash used by investing activities excluding the impact of investments in joint ventures and other business alliances and cash paid and/or received in acquisitions and dispositions. The Company's management believes that free cash flow provides a useful measure of operating performance for assessing the amount of cash available for general corporate and strategic purposes after funding operating activities and capital expenditures, capitalized software expenses, and deferred costs.

The attached press release contains a quantitative reconciliation of each non-GAAP financial measure used by the Company to the comparable GAAP measure. The non-GAAP financial measures used by the Company in the attached press release may not be comparable to

2

similarly titled measures used by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 14, 2003

ACXIOM CORPORATION

By:___/s/ Jerry C. Jones_____

Name:__Jerry C. Jones_____

Title:__Business Development/Legal Leader__

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release of the Company dated May 14, 2003.

For more information, contact:
Robert S. Bloom
Financial Relations Leader
Acxiom Corporation
(501) 342-1321

Acxiom® Reports Fourth-Quarter Results
Fiscal 2003 Revenue, Earnings Improved; Highlights Include Cash Flow, New Contracts

LITTLE ROCK, Ark. – May 14, 2003 – Acxiom® Corporation (Nasdaq:ACXM), today reported revenue and earnings for the fourth quarter of fiscal 2003 ended March 31, 2003, that were substantially in line with the expectations the Company announced April 8, 2003. Revenue of $239 million is slightly above the estimate of $238 million, and the loss per share of $.27 is slightly more than the loss of $.22 to $.26 the Company had projected, due to larger-than-expected non-cash charges in the quarter. These non-cash charges totaled $43.1 million, compared to expectations of $35 million to $40 million.

Fiscal 2003 revenue of $958 million and earnings per share of $.24 compare to $866 million in revenue and a loss per share of $.36 in fiscal 2002. Acxiom will hold a conference call at 4:30 p.m. CDT today to discuss this information further. Interested parties are invited to listen to the call, which will be broadcast via the Internet at www.acxiom.com.

"As we discussed in April, the war in Iraq and the continued sluggish economy negatively impacted our data sales, project and volume-based revenue. Despite our fourth quarter performance, we made positive strides in fiscal 2003 that position Acxiom for success going forward," Company Leader Charles D. Morgan said. "We generated record cash flow, signed many strategic new contracts and renewed large deals while growing our revenue more than 10 percent in a tough economic climate."

Highlights of Acxiom's fourth quarter include:

- Revenue of $239 million, up 6 percent from $225 million in the same quarter a year ago.
- A loss per share of $.27 compared to earnings of $.15 per share in the fourth quarter last year.
- Included in the quarter's earnings are the non-cash charges of $43.1 million, which negatively impacted EPS by $.31.
- Operating cash flow of $63.1 million and free cash flow of $48.7 million, which exceeded free cash flow projections of $25 million and is 15 percent higher than free cash flow in the fourth quarter last year.
- New contracts that will deliver $25 million in incremental annual revenue and renewals that are expected to generate $103 million in annual revenue.
- Committed new deals in the pipeline that are expected to add, when closed, $47 million in annual revenue.

Highlights of Acxiom's fiscal 2003 include:

- Revenue of $958 million, up 11 percent from $866 million a year ago.
- Earnings per share (EPS) of $.24 compared to a loss per share of $.36 in fiscal 2002.
- Operating cash flow of $253.8 million, which represents a 69 percent improvement over fiscal 2002. Free cash flow of $199.0 million, almost triple the amount generated last year. Both fiscal 2003 cash flow numbers are Company records.
- New contracts that will contribute an annual value of $96 million and contract renewals that will generate $137 million in annual revenue.
- Acxiom continued to purchase company stock as part of the buyback program announced November 14, 2002. During fiscal 2003, the Company bought 1.8 million shares of common stock, and since March 31, 2003 has purchased an additional 2.2 million shares for a total of approximately 4 million shares.

In the fourth quarter, Acxiom completed new contracts with many large companies, including Wells Fargo, J.C. Penney and Federal Express. Other new business highlights in the year included new contracts with IBM; Visa USA; General Motors Corporation; Bank of America Corporation; Charles Schwab & Co., Inc.; Staples, Inc.; MasterCard International; Sun Microsystems; MGM Mirage; and Jet Blue Airways Corp., and contract renewals with Microsoft Corp.; E*TRADE Group; Canadian Tire Financial Services; the GM Card; Unilever; Bank One, NA (Ohio); and Ameritrade, Inc.

Fiscal 2003 Recognition

- Acxiom was ranked for the fifth time on Fortune magazine's list of "100 Best Companies to Work For in America."
- Acxiom was named to the inaugural *Fortune 40*, a list of companies the magazine calls "a powerful group – one we think has a strong chance of beating the market."
- Acxiom was recognized by Intelligent Enterprise magazine editors as one of the leading "Companies to Watch" in 2003 and beyond.
- The Company received a "Best Practices in Storage Award" from Computerworld and the Storage Networking Industry Association for "Innovation and Promise" in the implementation and design of a large data storage area network.
- *Bank Technology News* named Acxiom one of 10 tech companies "whose innovations are raising the bar in banking."
- *American Demographics* magazine named Josh Herman, product manager for Acxiom's Personicx® segmentation product, among "the ones to watch" for future developments in the science of demographics.
- The United States Postal Service awarded technical unit leader Chris Bennett its Special Service Achievement Award at the USPS' Spring 2003 National Postal Forum.

Outlook

The financial projections stated today are based on the Company's current expectations. These projections are forward looking, and actual results may differ materially. These projections do not include the potential impact of any mergers, acquisitions, divestitures or other business combinations that may be completed in the future.

This forecast is conditioned upon a modest improvement in the general economic environment during the 2004 fiscal year ending March 31, 2004, during which the Company expects to generate revenue of approximately $1.03 billion and earnings per share of approximately $.70. The Company is raising its free cash flow projection from $100 million to $125 million for the 2004 fiscal year. The Company reiterates its previous projections for the first quarter ending June 30, 2003 of $235 million to $240 million in revenue and earnings in the range of $.05 to $.10 per share.

About Acxiom

Acxiom Corporation (Nasdaq: ACXM) integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom's innovative solutions are Customer Data Integration (CDI) technology, data, database services, IT outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States, and in the United Kingdom, France, Australia and Japan.

This release and the scheduled conference call will include certain non-GAAP financial measures. We have included reconciliations of these measures to comparable GAAP measures for each non-GAAP measure as attachments to this press release.

This release and today's conference call contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially; such statements include but are not necessarily limited to the following: 1) that the business pipeline and that our current cost structure will allow the Company to continue to meet or exceed revenue, earnings and free cash flow projections; 2) that new contracts and contract renewals will generate the indicated amounts of revenue; 3) that the Company has committed new deals in the pipeline that are expected to deliver the indicated amounts; 4) that Acxiom is well positioned for success going forward; 5) that the future results of the Company will be within the indicated ranges; 6) that the forecasts for the Company are conditioned upon modest improvement in the general economic environment and 7) that the Company will continue to use cash to repurchase stock and reduce debt. The following are important factors, among others, that could cause actual results to differ materially from these forward-looking statements: The possibility that certain contracts may not be closed or closed within the anticipated time frames; the possibility that certain contracts may not generate the anticipated revenue or profitability; the possibility that economic or other conditions might lead to a reduction in demand for the Company's products and services; the possibility that the current economic slowdown may worsen and/or persist for an unpredictable period of time; the possibility that economic conditions will not improve as expected; the possibility that significant customers may experience extreme, severe economic difficulty; the possibility that the fair value of certain assets of the company may not be equal to the carrying value of those assets now or in future time periods; the possibility that sales cycles may lengthen; the continued ability to attract and retain qualified technical and leadership associates and the possible loss of associates to other organizations; the ability to properly motivate the sales force and other associates of the Company; the ability to achieve cost reductions and avoid unanticipated costs; the continued availability of credit upon satisfactory terms and conditions; the introduction of competent, competitive products, technologies or services by other companies; potential pricing pressure due to market conditions and/or competitive products and services; changes in consumer or business information industries and markets; the Company's ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; the difficulties encountered when entering new markets or industries; changes in the legislative, accounting, regulatory and consumer environments affecting the Company's business including but not limited to litigation, legislation, regulations and customs relating to the Company's ability to collect, manage, aggregate and use data; data suppliers might withdraw data from the Company, leading to the

Company's inability to provide certain products and services; short-term contracts affect the predictability of the Company's revenues; the possibility that the amount of ad hoc, volume based and project work will not be as expected; the potential loss of data center capacity or interruption of telecommunication links or power sources; postal rate increases that could lead to reduced volumes of business; customers that may cancel or modify their agreements with the Company; the potential disruption of the services of the United States Postal Service, their global counterparts and other delivery systems; the successful integration of any acquired businesses; and other competitive factors. With respect to the providing of products or services outside the Company's primary base of operations in the U.S., all of the above factors and the difficulty of doing business in numerous sovereign jurisdictions due to differences in culture, laws and regulations. Other factors are detailed from time to time in the Company's periodic reports and registration statements filed with the United States Securities and Exchange Commission. Acxiom believes that it has the product and technology offerings, facilities, associates and competitive and financial resources for continued business success, but future revenues, costs, margins and profits are all influenced by a number of factors, including those discussed above, all of which are inherently difficult to forecast. Acxiom undertakes no obligation to update the information contained in this press release or any other forward-looking statement.

Personicx is a registered trademark of Acxiom Corporation.

###

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Dollars in thousands, except earnings per share)

	For the Three Months Ended March 31,	
	2003	2002
Revenue	239,459	225,325
Operating costs and expenses:		
Salaries and benefits	85,988	79,882
Computer, communications and other equipment	100,686	58,174
Data costs	28,584	26,923
Other operating costs and expenses	50,124	31,698
Gains, losses and nonrecurring items, net	62	1,251
Total operating costs and expenses	265,444	197,928
Income (loss) from operations	(25,985)	27,397
Other income (expense):		
Interest expense	(6,280)	(6,810)
Other, net	(7,830)	137
	(14,110)	(6,673)
Earnings (loss) before income taxes	(40,095)	20,724
Income taxes	(16,334)	6,085
Net earnings (loss)	(23,761)	14,639
Extraordinary item, net of tax benefit	-	(1,271)
Net earnings (loss)	(23,761)	13,368
Basic earnings (loss) per share:		
Earnings (loss) before extraordinary item	(0.27)	0.17
Extraordinary item	-	(0.02)
Net earnings (loss)	(0.27)	0.15
Diluted earnings (loss) per share:		
Earnings (loss) before extraordinary item	(0.27)	0.16
Extraordinary item	-	(0.01)
Net earnings (loss)	(0.27)	0.15

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Dollars in thousands, except earnings per share)

	For the Twelve Months Ended March 31,	
	2003	2002
Revenue	958,222	866,110
Operating costs and expenses:		
Salaries and benefits	316,304	325,135
Computer, communications and other equipment	296,607	245,114
Data costs	116,063	115,426
Other operating costs and expenses	179,191	153,620
Gains, losses and nonrecurring items, net	(5,018)	45,534
Total operating costs and expenses	903,147	884,829
Income (loss) from operations	55,075	(18,719)
Other income (expense):		
Interest expense	(21,763)	(28,532)
Other, net	(5,224)	(3,275)
	(26,987)	(31,807)
Earnings (loss) before income taxes	28,088	(50,526)
Income taxes	6,321	(19,833)
Net earnings (loss)	21,767	(30,693)
Extraordinary item, net of income tax benefit	-	(1,271)
Net earnings (loss)	21,767	(31,964)
Basic earnings (loss) per share:		
Earnings (loss) before extraordinary item	0.25	(0.35)
Extraordinary item	-	(0.01)
Net earnings (loss)	0.25	(0.36)
Diluted earnings (loss) per share:		
Earnings (loss) before extraordinary item	0.24	(0.35)
Extraordinary item	-	(0.01)
Net earnings (loss)	0.24	(0.36)

ACXIOM CORPORATION AND SUBSIDIARIES
CALCULATION OF EARNINGS PER SHARE
(Unaudited)
(In thousands, except earnings per share)

	For the Three Months Ended March 31,		For the Twelve Months Ended March 31,	
	2003	2002	2003	2002
Basic earnings (loss) per share:				
Numerator - net earnings (loss)	(23,761)	13,368	21,767	(31,964)
Denominator - weighted-average shares outstanding	88,258	87,175	88,429	88,478
Basic earnings (loss) per share	(0.27)	0.15	0.25	(0.36)
Diluted earnings (loss) per share:				
Numerator:				
Net earnings (loss)	(23,761)	13,368	21,767	(31,964)
Interest expense on convertible bonds (net of tax benefit)	-	1,343	-	-
	(23,761)	14,711	21,767	(31,964)
Denominator:				
Weighted-average shares outstanding	88,258	87,175	88,429	88,478
Dilutive effect of common stock options and warrants	-	2,459	2,113	-
Dilutive effect of convertible debt	-	10,586	-	-
	88,258	100,220	90,542	88,478
Diluted earnings (loss) per share	(0.27)	0.15	0.24	(0.36)

ACXIOM CORPORATION AND SUBSIDIARIES
REVENUES BY SEGMENT
(Unaudited)
(Dollars in thousands)

| | For the Three Months Ended March 31, | |
	2003	2002
Services	178,100	168,954
Data and Software Products	43,550	45,861
I. T. Management	61,764	56,684
Intercompany eliminations	(43,955)	(46,174)
Total Revenue	239,459	225,325

| | For the Twelve Months Ended March 31, | |
	2003	2002
Services	718,872	645,735
Data and Software Products	172,979	162,585
I. T. Management	241,096	220,688
Intercompany eliminations	(174,725)	(162,898)
Total Revenue	958,222	866,110

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(Dollars in thousands)

		Mar 31, 2003		Mar 31, 2002
Assets				
Current assets:				
Cash and cash equivalents	$	5,491	$	5,676
Trade accounts receivable, net		189,704		185,579
Deferred income taxes		46,056		48,716
Refundable income taxes		2,576		41,652
Other current assets		45,288		78,602
Total current assets		289,115		360,225
Property and equipment		389,168		331,177
Less - accumulated depreciation and amortization		180,862		149,402
Property and equipment, net		208,306		181,775
Software, net of accumulated amortization		63,095		61,437
Goodwill		221,184		174,655
Purchased software licenses, net of accumulated amortization		161,432		169,854
Unbilled and notes receivable, excluding current portions		20,249		40,358
Deferred costs, net of accumulated amortization		108,444		125,843
Other assets, net		21,421		42,687
	$	1,093,246	$	1,156,834
Liabilities and Stockholders' Equity				
Current liabilities:				
Current installments of long-term debt		29,491		23,274
Trade accounts payable		28,760		29,472
Accrued merger, integration and impairment costs		584		3,022
Accrued payroll and related expenses		14,234		17,612
Other accrued expenses		38,689		43,176
Deferred revenue		59,907		61,114
Total current liabilities		171,665		177,670
Long-term debt, excluding current installments		289,677		396,850
Deferred income taxes		69,348		71,383
Commitments and contingencies				
Stockholders' equity:				
Common stock		9,015		8,734
Additional paid-in capital		333,715		281,355
Retained earnings		253,558		231,791
Accumulated other comprehensive loss		(2,911)		(8,609)
Treasury stock, at cost		(30,821)		(2,340)
Total stockholders' equity		562,556		510,931
	$	1,093,246	$	1,156,834

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Dollars in thousands)

	For the Three Months Ended March 31,	
	2003	2002
Cash flows from operating activities:		
Net earnings	(23,761)	13,368
Non-cash operating activities:		
Depreciation and amortization	66,548	31,403
Loss on disposal or impairment of assets, net	8,838	1,317
Deferred income taxes	(16,903)	53,074
Tax benefit of stock options and interest	6,737	4,516
Changes in operating assets and liabilities:		
Accounts receivable	8,040	(2,791)
Other assets	9,468	(25,753)
Accounts payable and other liabilities	4,810	(13,488)
Merger, integration and impairment costs	(665)	(1,554)
Net cash provided by operating activities	63,112	60,092
Cash flows from investing activities:		
Proceeds received from the disposition of operations	638	1,725
Proceeds received from the disposition of assets	93	46
Capitalized software	(8,237)	(6,890)
Capital expenditures	(2,403)	(3,474)
Proceeds from sale-and-leaseback transaction	-	-
Investments in joint ventures and other companies	(125)	(684)
Deferral of costs	(3,883)	(7,352)
Net cash paid in acquisitions	-	(5,331)
Net cash used by investing activities	(13,917)	(21,960)
Cash flows from financing activities:		
Proceeds from debt	78,489	169,945
Payments of debt	(168,916)	(206,476)
Sale of common stock	3,708	2,810
Acquisition of treasury stock	(23,335)	-
Payments on equity forward contracts	-	-
Net cash used by financing activities	(110,054)	(33,721)
Effect of exchange rate changes on cash	(52)	(52)
Net increase (decrease) in cash and cash equivalents	(60,911)	4,359
Cash and cash equivalents at beginning of period	66,402	1,317
Cash and cash equivalents at end of period	5,491	5,676
Supplemental cash flow information:		
Cash paid (received) during the period for:		
Interest	8,919	5,035
Income taxes	375	(3,295)

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Dollars in thousands)

	For the Twelve Months Ended March 31,	
	2003	2002
Cash flows from operating activities:		
Net earnings (loss)	21,767	(31,964)
Non-cash operating activities:		
Depreciation and amortization	154,902	123,394
Loss on disposal or impairment of assets, net	8,799	46,934
Deferred income taxes	7,020	26,832
Tax benefit of stock options and interest	6,894	4,516
Changes in operating assets and liabilities:		
Accounts receivable	3,999	9,120
Other assets	63,271	(62)
Accounts payable and other liabilities	(10,422)	(15,836)
Merger, integration and impairment costs	(2,437)	(12,329)
Net cash provided by operating activities	253,793	150,605
Cash flows from investing activities:		
Proceeds received from the disposition of operations	1,089	9,211
Proceeds received from the disposition of assets	293	173
Capitalized software	(34,573)	(24,121)
Capital expenditures	(13,212)	(14,875)
Proceeds from sale-and-leaseback transaction	7,729	5,999
Investments in joint ventures and other companies	(1,177)	(7,912)
Deferral of costs	(15,027)	(48,131)
Net cash paid in acquisitions	(14,105)	(5,331)
Net cash used by investing activities	(68,983)	(84,987)
Cash flows from financing activities:		
Proceeds from debt	161,005	319,931
Payments of debt	(337,399)	(381,876)
Sale of common stock	18,061	11,441
Acquisition of treasury stock	(26,734)	-
Payments on equity forward contracts	-	(23,547)
Net cash used by financing activities	(185,067)	(74,051)
Effect of exchange rate changes on cash	72	(67)
Net increase (decrease) in cash and cash equivalents	(185)	(8,500)
Cash and cash equivalents at beginning of period	5,676	14,176
Cash and cash equivalents at end of period	5,491	5,676
Supplemental cash flow information:		
Cash paid (received) during the period for:		
Interest	26,347	25,746
Income taxes	(40,045)	9,364

ACXIOM CORPORATION AND SUBSIDIARIES
RECONCILIATION OF FREE CASH FLOW TO OPERATING CASH FLOW
(Unaudited)
(Dollars in thousands)

	Qtr ended 6/30/2001	Qtr ended 9/30/2001	Qtr ended 12/31/2001	Qtr ended 3/31/2002	Yr ended 3/31/2002
Net cash provided by operating activities	(39,280)	69,300	60,493	60,092	150,605
Proceeds received from disposition of assets	127	-	-	46	173
Capitalized software	(5,935)	(5,464)	(5,832)	(6,890)	(24,121)
Capital expenditures	(8,789)	-	(2,612)	(3,474)	(14,875)
Deferral of costs	(8,690)	(18,012)	(14,077)	(7,352)	(48,131)
Proceeds from sale and leaseback transaction	-	1,964	4,035	-	5,999
Free cash flow	(62,567)	47,788	42,007	42,422	69,650

	Qtr ended 6/30/2002	Qtr ended 9/30/2002	Qtr ended 12/31/2002	Qtr ended 3/31/2003	Yr ended 3/31/2003
Net cash provided by operating activities	60,243	53,446	76,992	63,112	253,793
Proceeds received from disposition of assets	45	155	-	93	293
Capitalized software	(8,652)	(8,958)	(8,726)	(8,237)	(34,573)
Capital expenditures	(1,916)	(3,000)	(5,893)	(2,403)	(13,212)
Deferral of costs	(3,240)	(4,108)	(3,796)	(3,883)	(15,027)
Proceeds from sale and leaseback transaction	-	7,729	-	-	7,729
Free cash flow	46,480	45,264	58,577	48,682	199,003

	Forecast Yr ended 3/31/2004
Net cash provided by operating activities	185,000
Proceeds received from disposition of assets	-
Capitalized software	(28,000)
Capital expenditures	(15,000)
Deferral of costs	(17,000)
Proceeds from sale and leaseback transaction	-
Free cash flow	125,000

ACXIOM CORPORATION AND SUBSIDIARIES
RECONCILIATION OF NON-GAAP EARNINGS MEASUREMENTS
(Unaudited)
(Dollars in thousands, except earnings per share)

	FY 2003	FY 2002	Q4 2003	Q4 2002
Pretax income as reported	28,088	(50,526)	(40,095)	20,724
Gains, losses and nonrecurring items	(5,018)	45,534	62	1,251
Expenses prior to impairment charge (1)	-	18,387	-	-
Accelerated depreciation, amortization and other impairment charges	34,248	25,846	34,248	-
Investment write-downs	8,838	1,062	8,838	-
Pretax income as adjusted	66,156	40,303	3,053	21,975
Net income as reported	21,767	(31,964)	(23,761)	13,368
Gains, losses and nonrecurring items	(3,211)	29,142	40	801
Expenses prior to impairment charge (1)	-	11,768	-	-
Accelerated depreciation, amortization and other impairment charges	21,919	16,541	21,919	-
Investment write-downs	5,657	645	5,657	-
Extraordinary item	-	1,271	-	1,271
Net income as adjusted	46,132	27,403	3,855	15,440
Diluted earnings per share:				
As reported	0.24	(0.36)	(0.27)	0.15
As adjusted	0.50	0.30	0.04	0.17

(1) Expenses prior to the decision to restructure operations, which will not repeat after the restructuring.